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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 22, 2003

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file under assigned to the registrant in connection with
Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

  —
  Over 400,000 KPN i-mode™ customers, dated August 22, 2003.

Press Release

Over 400,000 KPN i-mode™ customers	Date August 22, 2003 Number 050pe

KPN has more than 400,000 i-mode customers in Germany, Belgium and the Netherlands. KPN CEO Ad Scheepbouwer made the announcement at the presentation of KPN's results for the second quarter of 2003. At the end of June, KPN had 353,000 i-mode customers.

Since the start of the summer, KPN has significantly expanded its i-mode offering in terms of handsets and services, accelerating the influx of new customers. In addition, KPN has recently introduced i-mode for prepaid customers in the Netherlands, with Germany and Belgium to follow shortly.

KPN maintains its previously stated expectation that it will reach 1 million i-mode customers by the end of the year.

i-mode and the i-mode logo are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: August 28, 2003	By:	/s/ MICHIEL ROOVERS Michiel Roovers Legal Counsel

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SIGNATURES